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                       Information Architects Corporation
                                4064 Colony Road
                         Charlotte, North Carolina 28211


                                February 21, 2000



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C.  20549
Attention:  Mr. Charles Szurgot, Esq.

         Re:      Information Architects Corporation
                  Pre-Effective Registration Statement on Form S-3 (Commission File No. 333-94981)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Information Architects Corporation ("IA") hereby applies for withdrawal of the above-referenced registration statement on Form S-3 originally filed with the Commission on January 19, 2000.

         IA requests such withdrawal because IA will need to file again at a date closer to its shareholder meeting where the shareholders will be asked to approve the issuance of the shares that were the subject of the registration statement. IA confirms that no securities of IA have been issued or sold pursuant to the registration statement.

         IA respectfully requests that the Commission consent to the withdrawal of the registration statement, effective as of the earliest possible date.

                                            Very truly yours,

                                            INFORMATION ARCHITECTS CORPORATION



                                            By: /s/ J. Dain Dulaney, Jr.
                                                J. Dain Dulaney, Jr.
                                                Secretary and General Counsel